Exhibit 99.1

Bright Scholar to Acquire 60% Equity Interests in Hands-on Inquiry Based Learning Company to Accelerate the Expansion of Camp Business

FOSHAN, China, September 29, 2020 /PRNewswire/ — Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), a global premier education service company, today announced that it entered into agreements to acquire 60% equity interests in Leti Camp Education (“Leti Camp”). The Company targets to complete the transaction in November 2020, subject to the satisfaction of customary closing conditions and the completion of relevant corporate and regulatory procedures.

Established in 2017, Leti Camp specializes in providing summer and winter camp activities for teenagers and owns a comprehensive product offering in Hands-on Inquiry Based Learning (HIBL) and camp business. Leti Camp has served around 100,000 students across China with services well received by its partner schools and educational institutions.

“With the anticipated addition of Leti Camp to our camp business, Bright Scholar will further expand its offerings to include adoption of inquiry-based learning,” said Zi Chen, Chief Executive Officer of Complementary Education Services. “HIBL aims to increase student engagement, nurture curiosity and excitement in learning and allow for more open-ended learning through participation in interesting camp activities, which is complementary to traditional models of following set curriculum. Being student-focused is at the heart of Bright Scholar. The investment in Leti Camp offers enormous potential and synergy which will expedite the expansion of our camp education service business.”

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, dedicated to providing quality international education to global students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of May 31, 2020, Bright Scholar operated 80 schools across ten provinces in China and eight schools overseas, covering the breadth of K-12 academic needs of its students. In the nine months ended May 31, 2020, Bright Scholar had an average of 51,970 students enrolled at its schools.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507